Commerce Court West, 199 Bay Street

P.O. Box 247, Suite 4405

Toronto, Ontario

Canada M5L 1E8

+1.416.360.8484

CONFIDENTIAL

July 26, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Keira Nakada, Mary Mast, Sonia Bednarowski, and Dietrich King

Re:	Sundial Growers Inc. Registration Statement on Form F-1 Comment Letters dated July 23, 2019 and July 24, 2019 File No. 333-232573

Ladies and Gentlemen:

On behalf of our client, Sundial Growers Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letters dated July 23, 2019 (the “July 23 Comment Letter”) and July 24, 2019 (the “July 24 Comment Letter”) to the Company regarding the Company’s above-referenced registration statement (File No. 333-232573) on Form F-1 (the “Registration Statement”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. On July 23, 2019, the Company submitted via EDGAR pre-effective amendment no. 1 to its Registration Statement on Form F-1 (“Amendment No. 1”), revising disclosure in response to the Staff’s earlier comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment No. 1. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment No. 1. Numbers of shares and warrants, exercise prices of warrants and fair market values of shares and warrants are all presented herein without reflecting the 1 to 1.6 share split effected by the Company on July 22, 2019.

*****

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners

July 23 Comment Letter

Recent Developments

Acquisition of Brands and Cultivars

1.

Please tell us why you appear to only consider the Intellectual Property acquired in the transaction. In this regard, clarify that the acquisition of Acquired Brand was not contemplated in connection with or contingent upon any other acquisitions or agreements with Sun 8 Holdings. Furthermore, provide us an analysis that shows that this acquisition did not meet the significance threshold under Rule 3-05 of Regulation S-X. In this regard, we note that you paid $1.5 million in cash and issued 300,000 shares of common stock and warrants to acquired 1,125,000 shares, both of which were fair valued at $17.65 per share according to your response to comment 5.

In response to the Staff’s comment, the Company respectfully reiterates its position, articulated in its response to the Staff’s Comment 1 in its response letter dated July 22, 2019 (the “Prior Response Letter”), that the acquisition of the Acquired Brands was not the acquisition of a business pursuant to Article 11 of Regulation S-X.

Rule 11-01(d) states: “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” (emphasis added) Additionally, Section 2010.2 of the Division of Corporation Finance’s Financial Reporting Manual, states the acquisition of something less than a separate entity, subsidiary, or division would be considered an acquisition of a “business” or purposes of Article 11 of Regulation S-X if the “nature of the revenue producing activity generally remain[s] the same.”

The Company understands that Sun 8 Holdings Inc. (“Sun 8 Holdings”) (1) holds cannabis-related intellectual property assets, such brands, and monetizes such assets by selling them to cannabis companies and (2) provides limited consulting services, such as cultivar-sourcing, brand development, grow processes and production methods, to cannabis companies. Sun 8 Holdings is not a licensed cannabis producer under the Cannabis Act or the Cannabis Regulations and, to the Company’s knowledge, has no plans to obtain a license to cultivate or sell cannabis. It did not have operations, nor did the Acquired Brands have any revenue producing activities. The Company, on the other hand, plans to cultivate and harvest cannabis and actively use the Acquired Brands in its operations to promote and market its cannabis products. As a result, there was no continuity from Sun 8 Holdings’ ownership of the Acquired Brands and the Company’s ownership of the Acquired Brands.

Given this lack of continuity, the Company respectfully advises the Staff that any financial information about Sun 8 Holdings (which we understand does not exist) would not be material to an understanding of the Company’s potential future operations which utilize the Acquired Brands. Sun 8 Holdings’ use of the Acquired Cultivars and Acquired Brands was fundamentally different than the Company’s intended use of the Acquired Cultivars and Acquired Brands, and as such, the revenue and expenses earned or incurred by Sun 8 Holdings would not be relevant to the Company’s financial results. Importantly, the Company did not request, review or rely on any financial information related to the Sun 8 Holdings in connection with its consideration of the acquisition of the Acquired Brands. As stated in the Prior Response Letter, apart from trade names, none of the other attributes listed in Rule 11-01(d)(2) were applicable to the acquisition.

In connection with this analysis, the Company did not consider the Past Services as such services were performed in the past and not associated with the Company’s ownership of the Acquired Brands. The Company and Sun 8 Holdings entered into a service agreement on October 24, 2018 (the “Original Services Agreement”), whereby Sun 8 Holdings would provide various consulting services to the Company in consideration for future payments totaling $1.5 million (to be paid in installments starting on January 2, 2019 and ending on April 24, 2019). The Past Services were provided in full prior to the execution of the Sun 8 Agreement. As part of the purchase of the Acquired Brands, the Company acknowledged the past services rendered by Sun 8 Holdings and agreed to pay the remaining amounts owed to Sun 8 Holdings under the Original Services Agreement. As a result, the parties agreed to terminate the Original Services Agreement. The total compensation to be paid to Sun 8 Holdings in respect of the Past Services was not modified in the Sun 8 Agreement.

In any event, the existence of the Past Services does not change the conclusion that no business was acquired. No activities comprising the Past Services, such as sourcing cultivars from third-parties, providing head-hunting services or processes consulting services, were acquired by the Company. The Company will be using the Acquired Brands in the production and sale of cannabis, which Sun 8 Holdings did not do and could not legally do.

The Staff requested an analysis that shows that the acquisition of the Acquired Brands did not meet the significance threshold under Rule 3-05 of Regulation S-X. The Company respectfully submits that an analysis of significance is not required as the acquisition of the Acquired Brands is not an acquisition of a business pursuant to Article 11 of Regulation S-X. In addition, while not required based on the foregoing, the Company has concluded that if the Acquired Brands were treated as an acquisition of a business, the Acquired Brands would not meet the significance threshold under Rule 3-05 of Regulation S-X.

The Company wishes to note the following in connection with any significance analysis:

•

The cash payment of $1.5 million for Past Services was made for services rendered by the owners of Sun 8 Holdings to the Company that were not connected to the Acquired Brands or related to acquisition thereof. As a result, the Company submits that cash payment for the Past Services should not be included in any significance analysis.

•

There is no information available regarding Sun 8 Holdings to calculate the asset or income test. In any analysis, it is customary to assess the significance of the acquisition across all three significance tests to provide a more complete perspective on significance and to avoid an anomalous result from a limited data set. Given the nature of the Acquired Brands, determining the significance of the acquisition without a more complete assessment of typical financial measures would be inherently misleading.

•

Finally, the Company advises the Staff that it made an error in its response to Comment 5 in the Prior Response Letter. The Company noted that the fair value of the performance warrants to acquire 1,125,000 shares was $17.65 per warrant. As set out in the Sun 8 Agreement, the performance warrants contain vesting conditions that are contingent upon the achievement of certain brand revenue thresholds. The warrants expire on March 31, 2024 whether or not vested and have an exercise price of $1.50 per warrant. These vesting conditions significantly impacted the value of the performance warrants.

Hypothetical Application of the Investment Test

The fair value of the warrants and the royalty agreement are subject to a number of estimates and assumptions. In calculating the fair value of the performance warrants, the Company must exercise significant judgment and consider numerous complex objective and subjective factors, as well as all the risks inherent in those judgments as described in the Company’s Registration Statement. The Company has to estimate, among other things, impact of the following factors:

•	the timing of regulatory approvals needed to grow and sell the cannabis intended to be sold under the Acquired Brands,

•	the timing of building out and obtaining the licensing for the necessary facilities to support such sales,

•	the proportion of growing capacity that may be allocated to new cannabis strains intended to be sold under the Acquired Brands as compared to existing strains, and

•	the timing and amount of cannabis sales under the Acquired Brands.

All of these factors, to varying degrees, will affect the vesting schedule of the warrants, and the Company must make probability weighting adjustments for other risks and uncertainties inherent in the business.

The Company applied estimates and assumptions that it believes to be reasonable and used that to calculate a range of fair value of the warrants to be $6.80 to $9.07 per warrant. Based on that, the hypothetical investment test, calculated assuming the top of the range of fair value estimates, is as follows:

Shares	$5,295,000
Performance Warrants	$10,200,000
Royalty	$4,000,000

Total Consideration	$19,495,000

Total Assets (as at December 31, 2018)	$110,199,833
17.7%

In any event, even if the cash payment for the Past Services was considered as part of the acquisition consideration, the conclusion of the hypothetical investment test would not change:

Cash	$1,500,000
Shares	$5,295,000
Performance Warrants	$10,200,000
Royalty	$4,000,000

Total Consideration	$20,995,000

Total Assets (as at December 31, 2018)	$110,199,833
19.1%

July 24 Comment Letter

Risk Factors

Risks Related to the Offering and Ownership of Our Common Stock

Our by-laws provide that any derivative actions, actions relations to fiduciary duties, page 55

1.	Please file your by-laws to be effective upon completion of this offering as an exhibit to your registration statement. Note that we may have further comment after review of this document.

In response to the Staff’s comment, the Company respectfully advises the Staff that the by-laws filed with Amendment No. 1, which are currently in effect, will continue to be in effect upon completion of this offering.

General

2.

Please revise to provide balanced disclosure in the graphics. For example, we note your disclosure that you have “existing relationships with Tesco, Morrisons, Asda, Lidl, Amazon and Aidi.” Please revise to disclose here that you have not entered into any agreements to sell your CBD products. In addition, please disclose here that your SAF Credit Agreement requires that you maintain at least 60% of the square footage of Bridge Farm’s existing facilities in the United Kingdom dedicated to non-CBD plant production and inventory and that it requires that you achieve certain minimum gross margin targets is respect of Bridge Farm’s non-CBD plants.

In response to the Staff’s comment, the Company will revise its disclosure in the graphics in any pre-effective amendment filed prior to pricing or in its prospectus to be filed pursuant to Rule 424(b).

*****

We thank the Staff in advance for its consideration of these responses and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the above matters, please do not hesitate to contact me at (212) 848-7974.

Very truly yours,

/s/ Jason Lehner
Jason Lehner

cc:	Torsten Kuenzlen, Chief Executive Officer, Sundial Growers Inc.

Merritt Johnson, Shearman & Sterling LLP

Rima Ramchandani, Torys LLP

Janan Paskaran, Torys LLP

Rob Lando, Osler, Hoskin & Harcourt LLP

4